Fidelity National Financial, Inc.	Todd C. Johnson
601 Riverside Avenue, Jacksonville, FL 32204	Senior Vice President
Telephone: (904) 854-8594	Corporate Counsel
Facsimile: (904) 357-1036	and Secretary
E-mail: todd.johnson@fnf.com
July 24, 2007
VIA EDGAR CORRESPONDENCE FILING
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Fidelity National Financial, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2006 File No. 001-32630
Dear Mr. Rosenberg:
     This letter responds to comments received during a discussion with Kei Ino on July 6th regarding our initial responses to comments 1 and 2 of the Staff’s comment letter dated May 23, 2007. Each additional response follows the Staff’s original comments in bold below.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31.
Critical Accounting Estimates, page 35
Reserve for Claim Losses, page 35
1.	You list several factors at the bottom of page 36 and the top of page 37 that caused you to differ in your reserve estimate from what the actuary determined. These “four critical assumptions” appear to be what could potentially impact your reserve in a more detailed manner than the more general sensitivity analysis that you provided. In a disclosure type format, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, quantify each of your key assumptions and, if applicable, explain the changes in these assumptions during the operating periods presented.

Letter to Jim B. Rosenberg
July 24, 2007

     The “four critical assumptions” which primarily make up the $77.6 million difference between our independent actuary’s point estimate and our carried reserve level at December 31, 2006, are quantified as follows. The difference in weight given to a separate projection of individually significant losses (losses greater than $500,000) was $33.0 million; greater anticipated loss and allocated loss adjustment expense savings resulting from claim administration improvements were $18.0 million; cost reduction expectations with respect to unallocated loss adjustment expense (“ULAE”) reserves were $17.4 million; and adjustments based on recent experience to realize emerging changes in refinance and home sale activity were $4.1 million. The remaining $5.1 million is made up of individually insignificant items. There were no significant fluctuations in these factors from 2005 to 2006 other than the $18.0 million in savings resulting from claim administration improvements since those improvements were implemented during 2006. We believe that these amounts are immaterial with respect to the total reserve for claim losses. In future periods, if any of these factors or any additional factors are determined to be material with respect to the Company’s reserve for claim losses or if any changes in such factors are determined to be material with respect to our provision for claim losses, we will identify, describe, and quantify such material factor(s) in any of our filings with the SEC that include financial statements for such future periods.
2.	Please revise your discussion to include by name the independent actuary referred to in this disclosure.
     As previously disclosed to the Staff, the Company is prohibited by the terms of an engagement letter with its independent actuary from identifying such actuary in its public filings. Further, given recent enhancements to the Company’s reserve estimation process, management believes that the identification of its independent actuary in future periods may be misleading. During 2006, the Company strengthened its internal actuarial resources and now dedicates an internal actuary to the analysis of its reserve position. Such internal actuary’s analysis was used in concert with the analysis performed by the Company’s independent actuary at December 2006 in the Company concluding on the material adequacy of its reserve for claim losses. During 2007, our process places primary reliance on our internal analysis to estimate our reserve for claim losses and the analysis performed by the external actuary is directed primarily to review the adequacy of the Company’s reserves under statutory reporting requirements. Based on these facts, in the Company’s opinion, it is not necessary to identify our external actuary in our periodic filings on a go forward basis. Accordingly, we plan to modify our disclosure in future filings, beginning with our 10-Q for the quarter ended June 30, 2007 to reflect this change as follows.
     Reserve for Claim Losses. Title companies issue two types of policies since both the buyer and lender in real estate transactions want to know that their interest in the property is insured against certain title defects outlined in the policy. An owner’s policy insures the buyer against such defects for as long as he or she owns the property (as well as against warranty claims arising out of the sale of the property by such owner). A lender’s policy insures the priority of the lender’s security interest over the claims that other parties may have in the property. The maximum amount of liability under a title insurance policy is generally the face amount of the policy plus the cost of defending the insured’s title against an adverse claim. While most non-title forms of insurance, including property and casualty, provide for the assumption of risk of loss arising out of unforeseen future events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy.
     Unlike many other forms of insurance, title insurance requires only a one-time premium for continuous coverage until another policy is warranted due to changes in property circumstances arising from refinance, resale, additional liens, or other events. Unless we issue the subsequent policy, we receive no notice that our exposure under our policy has ended and as a result we are unable to track the actual terminations of our exposures.
     Our reserve for claim losses includes reserves for known claims (“PLR”) as well as for losses that have been incurred but not yet reported to us (“IBNR”), net of recoupments. We reserve for each known claim based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR claims are estimates that are established at the time the premium revenue is recognized and are based upon historical

Letter to Jim B. Rosenberg
July 24, 2007

experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of policies written. We also reserve for losses arising from escrow, closing and disbursement functions due to fraud or operational error.
     The table below summarizes our reserves for known claims and incurred but not reported claims related to title insurance.

	As of		As of
	June 30,		December 31,
	2007	%	2006	%
	(In thousands)
PLR			$202,195	17.6%
IBNR			952,677	82.4%

Total Reserve			$1,154,872	100.0%

     Although most claims against title insurance policies are reported relatively soon after the policy has been issued, claims may be reported many years later. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.
     We continually update loss reserve estimates based upon the latest available premium and claim information at the end of each quarter and year. Management also considers quantitative and qualitative data provided by our legal, claims and underwriting departments to ultimately arrive at our best reserve estimate. All reserve methods include the application of significant judgment and assumptions. Management regularly looks for ways to improve the accuracy and reduce the uncertainty of the estimate. However, as new claim experience emerges, new information becomes available, or additional influences on claim experience are identified the loss reserve estimate will change, perhaps significantly.
     Management forecasts ultimate losses for each policy year based upon examination of historical policy year loss emergence (development) and adjustment of the emergence patterns to reflect policy year differences in the effects of various influences on the timing, frequency and severity of claims. Management also uses a technique that relies on historical loss emergence and on a premium-based exposure measurement. The latter technique is particularly applicable to the most recent policy years, which have few reported claims relative to an expected ultimate claim volume.

Letter to Jim B. Rosenberg
July 24, 2007

     While there can be no assurance as to the accuracy of loss reserve estimates, development of prior years’ loss reserves over the past three years(1) has generally been within a narrow range.
     (1) AS SHOWN IN THE TABLE INCLUDED IN OUR 2006 FORM 10-K AND REPEATED HERE BELOW:

	2006	2005	2004
	(In thousands)
Beginning Balance	$1,068,072	$987,076	$940,217
Reserve Assumed/Transferred	(8,515)	1,000	38,597
Claims Loss provision related to:
Current year	306,179	319,870	278,449
Prior years	39,399	36,631	(17,787)

Total claims loss provision	345,578	356,501	260,662

Claims paid, net of recoupments related to:
Current year	(18,815)	(14,478)	(19,547)
Prior years	(231,448)	(262,027)	(232,853)

Total claims paid, net of recoupments	(250,263)	(276,505)	(252,400)

Ending Balance	$1,154,872	$1,068,072	$987,076

Title Premiums	$4,608,329	$4,948,966	$4,718,217
Provision for claim losses as a percentage of title insurance premiums:
Current year	6.6%	6.5%	5.9%
Prior years	0.9%	0.7%	(0.4)%

Total Provision	7.5%	7.2%	5.5%

Sensitivity Analysis (effect on pretax earnings of a 0.4% loss ratio change)(1):
Ultimate Reserve Estimate +/—	$18,433	$19,794	$18,873
* * *
Please do not hesitate to contact me at 904-854-8547 with further questions or comments.

Very truly yours,
/s/ Todd C. Johnson

Todd C. Johnson